SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*



                          KLLM Transport Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    482498102
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                                 (CUSIP Number)


                                Richard D. Hoedl
                                 2740 N. Mayfair
                           Springfield, Missouri 65803
                            Telephone: (800) 848-4560
                            Facsimile: (417) 521-6864
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 March 16, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 482498102                    13D                    Page 2 of 10 Pages

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1.       Names of Reporting Persons/I.R.S.  Identification Nos. of Above Persons
         (Entities Only).

         Robert E. Low

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2.       Check  the  Appropriate  Box  if a  Member  of a  Group

         (a)  |X|  (See Instructions)

         (b)  |_|

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         PF and OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_|

 -------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         United States Citizen
--------------------------------------------------------------------------------

Number of          7.   Sole Voting Power
Beneficially
Owned by                539,600
Each           -----------------------------------------------------------------
Reporting
Person With        8.   Shared Voting Power

               -----------------------------------------------------------------

                   9.   Sole Dispositive Power

                        539,600
               -----------------------------------------------------------------

                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         539,600
--------------------------------------------------------------------------------

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         |_| (See Instructions)

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount In Row (11)

         13.17%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 482498102                    13D                    Page 3 of 10 Pages

--------------------------------------------------------------------------------

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

         Richard D. Hoedl

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)   |X| (See Instructions)

         (b)   |_|

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         PF and OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         United States Citizen

--------------------------------------------------------------------------------
Number of          7.   Sole Voting Power
Shares
Beneficially            4,150
Owned by
Each           -----------------------------------------------------------------
Reporting
Person With        8.   Shared Voting Power

               -----------------------------------------------------------------

                   9.   Sole Dispositive Power

                        4,150

               -----------------------------------------------------------------
                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         4,150
--------------------------------------------------------------------------------

12.      Check if the Aggregate  Amount in Row (11) Excludes  Certain Shares

         |_| (See Instructions)

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount In Row (11)

         0.10%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

CUSIP NO. 482498102                    13D                    Page 4 of 10 Pages

--------------------------------------------------------------------------------

1. Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only).

         C. Stephan Wutke

--------------------------------------------------------------------------------

2.       Check the Appropriate Box if a Member of a Group

         (a)   |X|    (See Instructions)

         (b)   |_|

--------------------------------------------------------------------------------

3.       SEC Use Only

--------------------------------------------------------------------------------

4.       Source of Funds (See Instructions)

         PF and OO
--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) |_|

--------------------------------------------------------------------------------

6.       Citizenship or Place of Organization

         United States Citizen

--------------------------------------------------------------------------------

Number of          7.   Sole Voting Power
Shares
Beneficially            1,000
Owned by
Each            ----------------------------------------------------------------
Reporting
Person With        8.   Shared Voting Power

                ----------------------------------------------------------------

                   9.   Sole Dispositive Power

                        1,000
                ----------------------------------------------------------------

                  10.   Shared Dispositive Power

--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

         1,000

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares |_| (See Instructions)

--------------------------------------------------------------------------------

13.      Percent of Class Represented by Amount In Row (11)

         0.02%
--------------------------------------------------------------------------------

14.      Type of Reporting Person (See Instructions)

         IN
--------------------------------------------------------------------------------

                          Schedule 13D- Amendment No. 3

         Robert E. Low has previously reported his acquisition of 539,600 shares of the common stock, $1.00 par value (the "KLLM Common Stock"), of KLLM Transport Services, Inc., a Delaware corporation (the "Issuer"), 135 Riverview Drive, Richland, Mississippi 39218, in an initial Schedule 13D filing dated January 5, 2000 (the "Schedule 13D"), and amendments thereto dated February 1, 2000 and February 10, 2000. This Amendment No. 3 on Schedule 13D is being filed in order to confirm the creation of a group relating to the beneficial ownership of KLLM Common Stock, and to denote the membership of Mr. Low, Mr. Richard D. Hoedl and Mr. C. Stephan Wutke in such group (Mr. Low, Mr. Hoedl and Mr. Wutke are sometime referred to hereinafter as the "Reporting Persons"). See Item 6 below. In addition, this Amendment No. 3 is being filed to amend and supplement Mr. Low's previously filed Schedule 13D, as heretofore amended.

Item 2.  Identity and Background.

         1.   Robert E. Low

              (a) Robert E. Low

              (b) 2740 N. Mayfair, Springfield, Missouri 65803

              (c) Mr. Low is the  President and Chief  Executive  Officer of New
                  Prime, Inc., a Nebraska corporation which is wholly-owned by Mr. Low and is actively engaged in the business of providing transportation services for both temperature- controlled and dry commodities ("New Prime"). The principal business address of New Prime is located at 2740 N. Mayfair, Springfield, Missouri 65803.

              (d) Mr. Low has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) Mr. Low, during the past five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) Mr. Low is a United States Citizen.

         2.   Richard D. Hoedl

              (a) Richard D. Hoedl

              (b) 2740 N. Mayfair, Springfield, Missouri 65803

              (c) Mr. Hoedl is the Chief Financial Officer of New Prime.

              (d) Mr. Hoedl has not, during the past five years,  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) Mr. Hoedl, during the past five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


              (f) Mr. Hoedl is a United States Citizen.

         3.   C. Stephan Wutke

              (a) C. Stephan Wutke

              (b) 2740 N. Mayfair, Springfield, Missouri 65803

              (c) Mr. Wutke is the Vice President of Sales of New Prime.

              (d) Mr. Wutke has not, during the past five years,  been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

              (e) Mr. Wutke, during the past five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f) Mr. Wutke is a United States Citizen.

Item 3.      Source and Amount of Funds or Other Consideration.

         The information set forth in Item 3 of the Schedule 13D, as heretofore amended, is hereby amended and supplemented by the following:

              As noted in Mr. Low's previous Schedule 13D filings, all of the funds used to purchase the 539,600 shares of the KLLM Common Stock currently held by Mr. Low originated from Mr. Low's personal funds. Although no definitive determinations have been made, it is likely that the funds that will be required for any acquisition of the Issuer by Mr. Low will originate from the personal funds of Mr. Low and/or from funds to be borrowed by Mr. Low from a banking or other financial institution. In either case, such funds will be obtained directly or indirectly through New Prime. To date, no arrangement or commitment for borrowed funds relating to the acquisition of the Issuer by Mr. Low has been made or obtained.

              Mr.  Hoedl and Mr. Wutke each  utilized  their  personal  funds in
         connection   with  their   acquisitions   of  the  KLLM  Common   Stock
         beneficially owned by them.

Item 4.  Purpose of Transaction.

         The information set forth in Item 4 of the Schedule 13D, as heretofore amended, is hereby amended and supplemented by the following:

              In a letter dated March 16, 2000, Mr. Low informed the Issuer of his interest in acquiring the Issuer, either directly or through New Prime, on a friendly basis. A copy of the letter is attached hereto as
         Exhibit 99.1.

              If the Issuer is unwilling to discuss such a transaction with Mr. Low, or if, notwithstanding such discussions, the parties are unable to reach an agreement with respect to such a transaction, then Mr. Low may wish to effect one or more of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule without the support of the Board of Directors of the Issuer, which action could include a change in the present Board of Directors of the Issuer. In that regard, Mr. Low has executed and delivered a written consent of stockholder dated March 16, 2000 (the "Consent") which, if pursued by Mr. Low to conduct a consent solicitation under Delaware law, would, if successful, lead to the removal of the current directors of the Issuer and their replacement with a new slate of directors. Such new slate would consist of Robert E. Low, Richard D. Hoedl, Steven D. Crawford and C. Stephan Wutke, the Chief Executive Officer, the Chief Financial Officer, the General Counsel and the Vice President of Sales, respectively, of New Prime. If such a consent solicitation is pursued by Mr. Low, then, pursuant to Section 213(b) of the Delaware General Corporation Law, the record date to determine those stockholders of the Issuer entitled to express their consent to the actions proposed by Mr. Low will be the date upon which the consent is delivered to the Issuer. The Consent would also amend the Issuer's bylaws to delete the requirement that only the Board of Directors of the Issuer may fill any vacancy occurring on its Board of Directors, and to establish the number of persons constituting the Board of Directors at four. A copy of the Consent is attached hereto as Exhibit
         99.2. Such action set forth in the Consent, if pursued by Mr. Low, would not preclude the taking of any of the other actions or the effecting of any of the transactions described in paragraphs (a) through (j) of Item 4 of the instructions to this Schedule.

Item 5.  Interest in Securities of the Issuer.

         1.   Robert E. Low

              (a) As of the date  hereof,  Mr.  Low  beneficially  owns  539,600 shares of the KLLM Common Stock, representing approximately 13.17% of the issued and outstanding shares of the KLLM Common Stock.

              (b) Mr. Low has the sole power to vote and  dispose of all 539,600 shares of the KLLM Common Stock he beneficially owns.

              (c) All of the  following  trades  were made  through  open market transactions in the last 60 days:

--------------------------------------------------------------------------------
Date            Transaction           Number of Shares           Price Per Share
--------------------------------------------------------------------------------

2/10/00          Purchase                  250,000                    $6.06

--------------------------------------------------------------------------------

              (d) None.

              (e) Not Applicable.


         2.   Richard D. Hoedl

              (a) As of the date  hereof,  Mr.  Hoedl  beneficially  owns  4,150 shares of the KLLM Common Stock, representing approximately 0.10% of the issued and outstanding shares of the KLLM Common Stock.

              (b) Mr.  Hoedl has the sole power to vote and dispose of all 4,150 shares of the KLLM Common Stock he beneficially owns.

              (c) Mr. Hoedl has not effected any transactions in the KLLM Common
                  Stock in the last 60 days.

              (d) None.

              (e) Not Applicable.


         3.   C. Stephan Wutke

              (a) As of the date  hereof,  Mr.  Wutke  beneficially  owns  1,000 shares of the KLLM Common Stock, representing approximately 0.02% of the issued and outstanding shares of the KLLM Common Stock.

              (b) Mr.  Wutke has the sole power to vote and dispose of all 1,000 shares of the KLLM Common Stock he beneficially owns.

              (c) Mr. Wutke has not effected any transactions in the KLLM Common
                  Stock in the last 60 days.

              (d) None.

              (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The Reporting Persons have agreed to serve as directors of the Issuer if the consent solicitation referred to in Item 4 is pursued and successfully implemented. Although no formal agreements among the Reporting Persons exist, there is an understanding that the Reporting Persons would act in concert in voting their shares of KLLM Common Stock in favor of those actions proposed by Mr. Low as set forth in the Consent. There currently exist no agreements, arrangements or understandings among the Reporting Persons, other than as described in this Item 6, and all actions taken and decisions made by the Reporting Persons as directors of the Issuer would be subject to, among other things, their fiduciary duties and obligations under Delaware law. All expenses involved in any consent solicitation which may occur in the future would be born solely by Mr. Low.

Item 7.  Material to be Filed as Exhibits.

      Exhibit 99.1 -  Letter from  Robert E. Low to Mr. Jack Liles,  Chairman of the Board, President and Chief Executive Officer of the Issuer dated March 16, 2000.

      Exhibit 99.2 -  Copy of Written  Consent of  Stockholder  dated  March 16,
                      2000, executed by Mr. Low.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  March 16, 2000



                                           /s/ Robert E. Low
                                          --------------------------------------
                                          (Signature)


                                          Robert E. Low
                                          --------------------------------------
                                          (Name and Title)


                                           /s/ Richard D. Hoedl
                                          --------------------------------------
                                          (Signature)


                                          Richard D. Hoedl
                                          --------------------------------------
                                          (Name and Title)


                                           /s/ C. Stephan Wutke
                                          --------------------------------------
                                          (Signature)


                                          C. Stephan Wutke
                                          --------------------------------------
                                          (Name and Title)